FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press release dated May 1, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror and IBM Mexico Sign Reseller Agreement

IBM México to Market, Implement and Service DataMirror Products in México

TORONTO, CANADA – (May 1, 2002) —DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions and an IBM business partner, today announced an agreement under which IBM México, a subsidiary of IBM, will market and support DataMirror LiveBusiness™ products in México.

The agreement, effective immediately, will strengthen DataMirror's ability to reach customers in this important Latin American market. IBM Business Continuity & Recovery Services, a division of IBM Global Services, has begun the process of training and certifying consultants to support the implementation of DataMirror *iCluster*, *High Availability Suite* and *Transformation Server* software throughout the region.

"DataMirror's relationship with IBM México demonstrates our ongoing commitment to deliver the most advanced solutions and the highest quality of service to our customers in Latin America," said Stewart Ritchie, Vice President, Sales Americas, DataMirror. "IBM México's broad network of sales and technical professionals will help DataMirror sell and service its LiveIntegration™ and LiveResiliency™ solutions to customers in this untapped region."

"DataMirror has a strong international reputation for delivering innovative software products that help companies manage their enterprise data," said Rose Sámano, BCRS Segment Executive, Integrated Technology Services Latin America, IBM Global Services. "The combination of DataMirror's integration and resiliency solutions and IBM's extensive consulting and technical resources opens up new opportunities for both companies in addressing high-growth areas such as enterprise application integration, e-Business and business intelligence. IBM looks forward to working closely with DataMirror to solve the infrastructure challenges of companies in México."

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. Drawing on resources from across IBM and key Business Partners, IBM offers a wide range of services, solutions and technologies that enable customers, large and small, to take full advantage of the new era of e-business. For more information about IBM, visit http://www.ibm.com.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley
Peter Cauley
Chief Financial Officer